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                                                                    EXHIBIT 99.5

                    GROW GROUP IN MERGER AGREEMENT WITH ICI
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          NEW YORK, NEW YORK, May 1, 1995...  Grow Group, Inc. ("Grow")
(NYSE:GRO) announced today that it has entered into a definitive merger agreement pursuant to which Imperial Chemical Industries, PLC, an English company ("ICI"), would offer to purchase all the outstanding shares of Grow for $18.10 per share. Grow had announced on April 28, 1995, that it was in negotiations with a third party concerning the acquisition of Grow at such price. Grow has approximately 16.1 million shares outstanding.

          The merger agreement provides for a subsidiary of ICI to make a cash tender offer promptly for all outstanding shares of common stock of Grow at a price of $18.10 per share. The tender offer will be followed as soon as possible by a second-step cash merger in which each share of Grow not acquired in the tender offer or otherwise, will be converted into the right to receive $18.10 in cash.

          Grow also stated that Corimon, a Venezuelan corporation which owns approximately 25% of Grow's shares, had entered into a separate Option Agreement with ICI in which Corimon agreed to sell its Grow shares to ICI at a price of $17.50 per share. ICI's purchase of the shares owned by Corimon is conditioned upon ICI's prior consummation of the tender offer.

          The Board of Directors of Grow unanimously approved the transaction based upon, among other things, an opinion as to the fairness of the offer and the merger from Wertheim Schroder & Co. Incorporated.

          The tender offer is conditioned on, among other things, the valid tender of a number of shares which, when added to the shares owned by Corimon, would represent two-thirds of the outstanding shares on a fully diluted basis and the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The tender offer is scheduled to commence later this week. The merger is expected to be completed as promptly as practicable following completion of the tender offer.
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          In announcing the execution of the Merger Agreement, Russell Banks,
President and Chief Executive Officer of Grow, said "We are extremely pleased to be able to propose to shareholders what we believe represents an attractive opportunity. At the same time, we are confident that our employees and customers will be well served by an association with an organization of the reputation and quality of ICI."

          Grow Group is a leading producer of specialty chemical coatings and paints and household products. Grow operations include manufacturing facilities, sales offices and licensees throughout the world.

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